June 23, 2023

Lisa N. Larkin

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SHP ETF Trust; File Nos. 333-253997 and 811-23645

Dear Ms. Larkin:

On April 25, 2023, SHP ETF Trust (the “Trust” or “Registrant”) filed Post-Effective Amendment No. 30 to the Trust’s Registration Statement on Form N-1A on behalf of FIS Christian Stock Fund (formerly, FIS Biblically Responsible Risk Managed ETF) (the “Fund”). On June 2, 2023, you via telephone provided comments to the undersigned regarding Post-Effective Amendment No. 30.

The Trust revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

1.	Comment: Please update the fee table of the Fund to reflect that it is no longer a “new fund” for purposes of Form N-1A, including deleting an estimate for “Other Expenses” and replacing it with actual expenses and updating the “Example” to include actual expenses, including for 5 years and 10 years (in addition to 1 year and 3 years).

Response: The Registrant has updated the fee table and Expense table as requested.

2.	Comment: Page 4 of the Prospectus contains the phrase “downside protection,” immediately after the Fund’s investment objective. If inaccurate, please delete this phrase.

Response: The phrase “downside protection” has been deleted from the sentence referenced in the comment.

Lisa N. Larkin

June 23, 2023

3.	Comment: On page 6 of the Prospectus, please state how long each portfolio manager has served in such position.

Response: Page 6 of the Prospectus has been revised to state that each individual has served as portfolio manager since the Fund’s inception.

4.	Comment: The Statement of Additional Information discusses transaction fees. Supplementally, please describe the circumstances in which variable transaction fees would be charged by the Fund. Will the Fund differentiate among Authorized Participants when apply the fee and, if so, when and why? Please also explain how this variable transaction fee is consistent with Rule 6c-11 under the Investment Company Act of 1940, as amended.

Response: Only Authorized Participants ("APs") may transact with an ETF and such transactions are (i) purchases of ETF shares by the AP in exchange for securities and cash delivered by the AP to the ETF's custodian ("Creation Unit"); or (ii) redemptions of ETF shares the AP owns in exchange for securities and cash ("Redemption Unit") delivered by the ETF's custodian to the AP. A given transaction may cause the ETF to incur a variety of costs that are borne by the remaining shareholders of the ETF (e.g., if cash is delivered to the ETF's custodian in a Creation Unit transaction, the ETF will incur brokerage costs buying the securities with that cash). Pursuant to the typical AP Agreement of which an AP, the ETF and the ETF's distributor are parties, the AP is obligated to pay a fee that occurs in two forms: (i) fixed creation transaction fee of a stated dollar amount and (ii) additional variable charge.

The fixed transaction fee is designed to cover the costs of the purchase or sale transaction and the variable fee is designed to compensate the ETF for the costs associated with buying or selling the applicable securities. The SEC in the release adopting Rule 6c-11 included the following statement from one of the commenters to the proposed Rule:

the transaction fees charged by an ETF on redemptions are not intended to inhibit frequent trading of the ETF’s shares, but are primarily designed to protect shareholders against the costs of certain cash redemptions. An ETF’s inability to pass through certain incremental costs to an authorized participant could adversely impact performance and result in dilution of the interests of the ETF’s remaining shareholders. See Investment Company Act Rel No. 33646 at 57 (Sept. 25, 2019) (“Rule 6c-11 Adopting Release”).

Lisa N. Larkin

June 23, 2023

Each AP Agreement contains the provision that the AP is under no obligation to transact with the ETF. APs are vital to a given ETF since they are the only firms that can transact (and thus increase the assets of the ETF). It is not possible to describe the circumstances in which variable transaction fees would be charged by the Fund because there may be a myriad of reasons why it is in the best interests of an ETF such as the Fund to waive all or a portion of a transaction fee. For example, the AP may have incurred significant costs in hedging the securities it is delivering in a purchase transaction, it is a small transaction or the AP has spent considerable time and effort in effecting the transaction because of unusual circumstances. The Fund may differentiate among Authorized Participants on a case-by-case or transaction-by-transaction basis, so it is difficult to determine in advance when it would apply the fee and, if so, when and why. In general, whether a given AP might have its transaction fee waived or reduced is not because of the particular AP and its relationship with the ETF such as the Fund but rather the nature of the transaction, the fact that the ETF benefitted from the transaction in other ways or a variety of other reasons.

A variable transaction fee is consistent with Rule 6c-11. The SEC when it adopted Rule 6c-11 stated that “we believe that ETFs may charge transaction fees on the redemption of creation units only in accordance with rule 22c-2.” Rule 6c-11 Adopting Release at 57. The Registrant and its distributor each comply with that Rule in such transactions.

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Should you have any questions concerning this response, please contact me at my office at (202) 973-2727.

Very truly yours,

/s/ Bibb L. Strench
Bibb L. Strench

cc:	Robert Shea, SHP ETF Trust